UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of September, 2006

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

21 September 2006

Underlying profit after tax up 13.9%

  Underlying profit after tax up 13.9% to $787m

  Headline profit after tax up 82.4% to $1.164b

  Food and Liquor earnings up 8.5%

  Investment in transformation continues

  Growth in non-food brands (continuing businesses) up 11.7%

  Target 16.2%; Officeworks 14.4%

  Underlying Group ROI up to 29.1%

  Dividend up by 26.3% to 42 cents

  Fy07 underlying NPAT guidance - $787m*

  Fy08 underlying NPAT guidance - $1.066b*

Coles Myer today reported underlying net profit after tax of $787 million, up 13.9% for the financial year ending 30 July 2006.

Headline profit, including the Myer profit on sale of $584 million and strategy costs of $295 million (pre-tax), was up 82.4% to $1.164 billion.

"This result brings to reality the aspirational earnings goal we set five years ago and is a very satisfying achievement for the team," CEO John Fletcher said.

"Since we began our turnaround strategy, the Group has doubled profitability, earnings per share and return on investment. We have also returned $3.3 billion to shareholders through capital management and dividend initiatives," he said.

Mr Fletcher said that this year's result had been achieved in a tightening consumer environment as fuel prices and interest rates rose and while the Group carried the cost of significant investment in transformational projects.

"The sale of Myer during the year produced an excellent result for shareholders and has enabled the company to simplify the Group and put greater strategic, financial and management focus on the everyday needs businesses.

"The company had made significant progress in transforming the supply chain and IT systems during the year. The transformation project is building systems and processes to enable the company to further simplify the business and significantly reduce the overall cost of doing business," he said.

Growing shareholder value

Group net profit after tax was up 82.4% to $1.164 billion with earnings per share growth up 95.0%. Group underlying EBIT increased by 9.5% to $1.277 billion.

Proceeds from the sale of Myer totalled $1.4 billion.

The Food and Liquor business lifted earnings by 8.5%, excluding transformation costs and benefits, while the non-food businesses increased EBIT by 11.7%, excluding Myer and Megamart.

Cost of doing business for the Group reduced by 48 basis points and gross margins by 6 basis points.

Group Return on Investment increased by 240 basis points to 29.1%.

The result included strategy costs of $295 million (pre-tax), including redundancy costs of $90 million, DC closure costs of $85 million, Bi-Lo conversion costs of $25 million and customer strategy costs of $33 million.

Directors have declared a fully franked final dividend of 22.5 cents per share, up 5.5 cents or 32.4% on last year's final dividend and bringing the total dividend for the year to 42 cents per share.

The dividend policy for the Group remains unchanged, with the expected payout ratio to be maintained at around 65% of full year earnings.

Delighting our customers

Our brands continue to focus on offering quality products at competitive prices in a network of conveniently located and easy-to-shop stores.

We have an ongoing program of expanding and renewing our store fleet, opening 349 new stores (including Hedley and Shell Autoserv) over the past twelve months.

We continue to improve our range and value by increasing the proportion of goods we directly source for our general merchandise and apparel brands from 17% to 31%. Direct sourcing allows us to bring unique products to market in a cost effective manner and at value price points.

The rollout of our new housebrands range provides customers with value and quality product. Our You'll love Coles brand is gaining strong customer acceptance in the market, with 1,450 products on-shelf at the end of July 2006.

The Coles Myer loyalty program provides customers with unrivalled rewards, including FlyBuys, the Coles Myer Source MasterCard and Coles Express fuel discounts.

Being the best team

The Group's focus on workplace safety continued to reduce the number of team member and customer injuries during the year. The Lost Time Injury Frequency Rate (LTIFR) has reduced from 24.7 in 2004 to 15.1 in 2006.

We have also made progress in building better awareness of and support for diversity in our business, focusing on gender, age and culture. The number of women in operational leadership roles has increased from 31% in 2005 to 37% in 2006 and the number of women in our management team has risen from 15.8% in 2003 to 21% in 2006.

Coles Myer won the Prime Minister's Employer of the Year Award recognising excellence in the employment of people with disabilities.

The Coles Myer Institute continues to support the learning needs of team members, with 154,287 people participating in some form of training - an increase of 41% from 2005.

Some 7,000 line managers participated in awareness sessions to improve understanding and support for the Group's values and behaviours.

Outlook

The outlook for the Group remains positive, although the retail market is expected to continue to be competitive.

The comparative sales trend in food and liquor has continued to improve during the first half of the current quarter, in line with our expectations.

For the Fy07 year, we anticipate headline NPAT of $787 million and EPS of approximately $0.66 per share. Retail EBIT growth is expected to be in excess of 8% from continuing businesses. After adjusting for one off implementation costs and annualising full year benefits, annualised NPAT is expected to be approximately $970 million or approximately $0.80 per share.

For the Fy08 year, NPAT is expected to be approximately $1.06 billion and EPS is expected to be approximately $0.90 per share. After adjusting for one off implementation costs and annualising full year benefits, annualised NPAT is expected to be approximately $1.25 billion or approximately $1.00 per share.

Enquiries:

Media: Scott Whiffin +61 3 9829 5548

Analysts: John Di Tirro +61 3 9829 4521
RESULTS SUMMARY	2006	2005	2005	Change	Retail EBIT/Sales		Change
	52 weeks	53 weeks	52 weeks		2006	2005
	$m	$m	$m		%	%
Sales	36,698	36,168	35,525	3.3%*
Underlying Retail EBIT (excl Myer & Megamart)	1,215.1	1,156.3	1,103.6	10.1%*	3.55	3.40*	15 bp*
Underlying Retail EBIT	1,277.3	1,166.7	-	9.5%	3.48	3.23*	25 bp*
Food and Liquor	785.9	759.6	724.6	8.5%	4.00	3.85*	15 bp*
Coles Express	30.0	24.0	21.6	38.9%	0.48	0.40*	8 bp*
Kmart	76.0	85.5	78.3	(2.9)%	1.90	1.97*	(7 bp)*
Officeworks	74.9	68.4	65.5	14.4%	6.09	5.40*	69 bp*
Target	248.3	218.8	213.6	16.2%	7.83	7.03*	80 bp*
Myer	89.5	43.2	-	107.2%
Megamart	(27.3)	(32.8)	-	16.8%
Property	35.5	35.1	-	1.1%
Corporate costs	(83.6)	(98.7)	-
F&L net transformation costs	(19.6)	-	-
F&L restructure	-	(22.5)	-
Net supply chain implementation costs	-	(43.2)	-
Underlying EBIT	1,209.6	1,037.4	-	16.6%
Profit on sale of Myer	583.7	-	-
Strategy Costs	(295.4)	-	-
Megamart divestment cost	-	(81.5)	-
Write-back of Kmart NZ lease provision	-	3.5	-
EBIT	1,497.9	959.4	-	56.1%
Net borrowing costs	(100.0)	(56.2)	-	77.9%
Net profit before tax	1,397.9	903.2	-	54.8%
Income tax expense	(234.3)	(265.3)	-
Net profit after tax	1,163.6	637.9	-	82.4%
Underlying Net profit after tax	787.3	691.5	-	13.9%

Underlying Earnings per share (basic) (cents)	63.2	52.3	-
Earnings per share (basic) (cents)	93.4	47.9	-
Ordinary dividend per share (cents)	42.0	33.25	-
Operating gross margin (%)
- CML Group incl Fuel	24.78	24.84	-	(6 bp)
- Food and Liquor	24.86	24.56	-	30 bp
- Non Food (excl Myer & Megamart)	33.41	31.70	-	171 bp
Cost of doing business / sales (%)
- CML Group incl Fuel	21.49	21.97	-	(48 bp)
- Food and Liquor	20.95	20.60	-	35 bp
- Non Food (excl Myer & Megamart)	28.65	27.24	-	141bp
Return on investment (%) (mat)	29.1	26.7	-	240 bp
Operating cash flow	1,301	1,157	-	144
Free cashflow	1,398	137	-	1,261
Net debt / Net debt & equity (%)	12.6	18.4	-	-
Fixed charges cover (times) (mat)	2.3	2.3	-	-
*	Adjusted for extra week in Fy05

RETAIL OPERATIONS

Food and Liquor
	2006 52 weeks	2005 53 weeks	2005 52 weeks	Change
Sales ($m)	19,626	19,176	18,813	4.3%*
Comparative store sales growth				1.8%
Retail EBIT ($m)- excl transformation	785.9	759.6	724.6	8.5%*
Retail margin (%)	4.00	3.96	3.85	15 bps*
Net assets employed (NAE) ($m)	2,533	2,150	-
ROI (mat) (%)	34.1	36.7	-	(260 bps)

  Food and Liquor underlying retail EBIT up 8.5%

  Customer initiatives implemented during the year

  Investment in transformation and new store growth

  Improving comparative sales trend

Food and Liquor reported an 8.5% increase in underlying retail EBIT for the full year, with margin expansion of 15 basis points, in a highly competitive market and in a year of significant transition and investment in the future.

During the year, the Food and Liquor head office structure was simplified and delayered, to bring management closer to stores and customers.

Supermarkets

Initiatives taken in the second half to improve customer service and enhance promotional activities drove an increasing comparative sales growth trend that has continued into the first half of the current quarter.

Customers continued to respond favourably to the housebrand offer, with approximately 1,450 products on-shelf.

Transformation projects are on track, with roll cages implemented in all stores and the roll-out of returnable plastic crates to be completed in November. Both of these projects have begun to deliver cost saving benefits and an improved in-store offer.

The store refurbishment program continued, with a further 36 supermarkets undergoing a major refurbishment in Fy06. The ongoing investment to enhance the customer in-store experience through improved layouts and offer will continue in Fy07, with in excess of 70 supermarkets expected to undergo a major refurbishment.

Thirty-one new supermarkets were opened during Fy06, with the new store program expected to deliver a further 25 stores in Fy07.

The positive sales and earnings trend generated in the second half of Fy06 is expected to continue.

Liquor

The liquor business performed well during the year as momentum continued to build.

Seventeen 1st Choice superstores have opened since the start of Fy06, bringing to 19 the number of large format liquor stores now trading. In Queensland, Australia's fastest growing liquor market, the opening of 12 1st Choice stores has given us a strong and growing presence.

In convenience, Liquorland performed well on the back of strong promotional activity and the ongoing refurbishment program. Sixty-nine stores have now been refurbished, with another 30 targeted in Fy07. Vintage Cellars continues to attract a loyal and committed customer base despite the growth of large format liquor stores.

The Hedley acquisition was settled during the fourth quarter. We now have access to a total of 72 sites nationally for 1st Choice development, subject to licensing approvals. Overall the hotel portfolio performed well for the year and is growing at a rapid rate with a total of 71 hotels now in the portfolio.

Coles Express
	2006 52 weeks	2005 53 weeks	2005 52 weeks	Change
Sales ($m)	6,187	5,494	5,380	15.0%*
Comparative store sales growth				14.2%
Retail EBIT ($m)	30.0	24.0	21.6	38.9%*
NAE ($m)	143	136	-
ROI (mat) (%)	21.6	18.0	-	360 bps

Coles Express reported retail EBIT of $30.0 million, up 38.9%* on the prior year. This was an outstanding result for the business in a sector that is experiencing minimal growth as a result of record high fuel prices and a highly competitive environment.

Coles Express continued its dual role of supporting other CML brands through the fuel loyalty offer, funding 1cpl of the regular 4cpl discount directly, while also contributing a profit stream to the Group. ROI for the business was 21.6%, up 360 bps.

Over the year, Coles Express continued to deliver a highly competitive fuel offer to customers and, in conjunction with its Alliance partner Shell, launched two new fuels.

In the convenience stores, a number of value-based offers were implemented during the year including a range of You'll love Coles products. You'll love Coles bread and milk are now available at all stores nationally and are performing extremely well.

GENERAL MERCHANDISE & APPAREL

The non-food businesses (excluding Myer and Megamart) delivered another strong result for the year. Retail EBIT increased by 11.7%* and ROI improved by 500 basis points to 34.7%. Gross operating margins continued to expand, up 171 basis points.

These brands continue to explore new and exciting sources of merchandise, with approximately 31% (excluding Myer and Megmart) of merchandise now sourced directly through offices located in both Hong Kong and Shanghai. With over 300 team members, Coles Myer Asia works on designing, sourcing and procuring quality merchandise.

Kmart

	2006 52 weeks	2005 53 weeks	2005 52 weeks	Change
Sales ($m)	4,001	4,023	3,982	0.48%*
Comparative store sales growth				(1.8)%
Retail EBIT ($m)	76.0	85.5	78.3	(2.9)%*
Retail margin (%)	1.90	2.13	1.97	(7 bps)*
NAE ($m)	599	616	-
ROI (mat) (%)	12.9	12.8	-	10 bps

Kmart reported retail EBIT of $76 million, with 10 bps improvement in ROI. Kmart's performance was impacted by an $8m decrease in KTAS EBIT over last year as record fuel prices and interest rate rises reduced customer spend in the car servicing industry.

Kmart's sales growth improved in the second half against a high prior year base, with solid performances across all categories. Housebrands, including Girl Xpress and Now, also did well, representing great quality and value for customers.

Customers responded positively to promotional events, including Mother's Day, Mega Entertainment and the Toy Sale in July.

Kmart has divested Tyremaster and three Garden Supercentres in the first quarter of FY07 as businesses that no longer fit its strategic positioning. The remaining Garden Supercentre will close in January.

Kmart opened 7 new stores during the year and completed 15 refurbishments. Kmart's current network includes 185 stores across Australia and New Zealand, with an expected 2-5 new stores in Fy07. Kmart also has 275 Kmart Tyre and Auto Service Centres.

Target

	2006 52 weeks	2005 53 weeks	2005 52 weeks	Change
Sales ($m)	3,170	3,089	3,039	4.31%*
Comparative store sales growth				2.0%
Retail EBIT ($m)	248.3	218.8	213.6	16.2%*
Retail margin (%)	7.83	7.09	7.03	80 bps*
NAE ($m)	413	409	-
ROI (mat) (%)	61.5	51.7	-	980 bps

Target reported a 16.2% increase in retail EBIT to $248.3 million for the full year, with retail margins improving by 80 bps to 7.83%. This was a record profit and sales result despite the year being both challenging and competitive.

Target continued to successfully deliver on its strategy of providing on-trend, differentiated, affordable product and have been early to market with new and exciting trends.

Target's retail margin rose by 80 basis points, reflecting effective management of product sourcing and promotional programs. Direct sourcing of imported goods delivers greater cost efficiencies and faster access to new and differentiated products, enabling Target to deliver a unique and compelling offer to its customers.

Key promotions, especially Homewares and Toy Sales, were strongly supported. Customers responded favourably to Target's private label ranges, including the new free fusion range for young women and product licences in apparel and homewares.

Target opened nine new stores and closed five older, smaller stores, with an ongoing strategy of opening in areas where the Target brand remains under-represented and expanding the store footprint in key growth areas, including the successful Target Country format. There are 6 - 8 net new stores planned for Fy07.

The key focus for the business will be to build sustainability through investment in network expansion, as well as building on core competencies of apparel, footwear and homewares.

Officeworks

	2006 52 weeks	2005 53 weeks	2005 52 weeks	Change
Sales ($m)	1,229	1,236	1,214	1.24%*
Comparative store sales growth				3.1%
Retail EBIT ($m)	74.9	68.4	65.5	14.4%*
Retail margin (%)	6.09	5.53	5.40	69 bps*
NAE ($m)	166	159	-
ROI (mat) (%)	46.1	39.9	-	620 bps

The Officeworks segment delivered a solid performance, with retail EBIT growth for the year of 14.4% and EBIT margin expansion of 69 bps.

The quality of Officeworks' sales was improved through the restructure of Harris Technology, subtle changes in category mix in the retail business, reducing low value-add offers across all businesses and growing momentum in direct importing.

Strong promotional events continued to excite customers throughout the year, with highlights being the signature Back to School, The Works and Tax Time promotions.

A number of new business initiatives were introduced during the year. These included the introduction of FlyBuys in all retail stores, a new contemporary stationery range and kids educational stationery offer, the addition of Kodak digital photo kiosks in all stores, a technology department relay and refresh across 11 stores and the introduction of live ink in the majority of stores. Each of these initiatives has contributed to a solid increase in sales and margin.

Following a major restructure early in the Fy06 year, Harris Technology continued to make good progress in its turnaround, with the sales impact cycling out in the first quarter of Fy07. Excluding this impact, top line sales across the portfolio grew over 6%.

During the year, Officeworks opened eight new stores, taking the total Officeworks retail network to 95, in addition to eight Harris Technology Business Centres. Officeworks also opened its first new smaller retail format store in Victoria, providing greater flexibility and speed in being able to drive future growth in metropolitan and regional areas. The business plans to open at least 10 new stores in Fy07.

BALANCE SHEET
$m	2006	2005
Inventory	2,852	3,262
Trade creditors	(1,966)	(2,021)
Net investment in inventory	886	1,241
Other current net liabilities	(1,423)	(1,385)
Working capital	(537)	(144)
Intangible assets	1,412	803
Property, plant & equipment	3,141	3,497
Other net liabilities	(307)	(315)
Funds Employed	3,709	3,841
Net tax balances	407	346
Net assets employed	4,116	4,187
Net debt	(518)	(772)
Shareholders' equity	3,598	3,415

CML's strong balance sheet allowed the Group to complete an off-market buy-back program, returning $838 million in funds to shareholders.

The capital management program delivered an excellent outcome and provided those shareholders who participated, a tax effective return of capital.

Return on Investment increased strongly from 26.7% to 29.1%, an improvement of 240 basis points on Fy05.

Inventory levels (excluding Myer) rose by 5.5% on a sales increase of 5.5%*, including new stores and acquisitions. Increasing levels of direct sourcing, resulting in inventory entering the supply chain earlier, offset stock turn improvements in the non-food brands. Creditors support (excluding Myer) rose from 58.7% to 60.1% over the year, with negative working capital of $537 million.

Total capital expenditure was $1.5 billion (Fy05: $1.1 billion), representing an increase of $378 million on the prior year. The increase was driven by continued investment in growth through our acquisitions of Hedley, Pharmacy Direct and Shell Autoserv and transformation. Investment in stores and future growth opportunities remain a key priority for the Group in Fy07 and beyond. Net capital expenditure investment is expected to be $1.2 billion in Fy07.

Cash flow

$m	2006	2005
Underlying EBITDA	1,734	1,558
Operating cash flow	1,301	1,157
Capex	(1,043)	(925)
Acquisitions	(203)	(123)
Disposals	1,343	28
Free cash flow	1,398	137
Dividends paid	(453)	(433)
Share Buy-Back	(838)	(704)
Other movements in equity	123	120
Net cash flow	230	(880)

Operating cashflow of $1.3 billion represented a 12.4% increase over the previous year, in line with EBITDA growth of 11.3%. This reflects sound business performance and strong balance sheet management.

Coles Myer Ltd.

Appendix 4E

Preliminary Final Report

for the 52 weeks ended 30 July 2006

(previous corresponding period: 53 weeks ended 31 July 2005)

Results for announcement to the market
				$m
Revenue from continuing operations	up	3.7%	to	34,303.8
Profit from ordinary activities after tax attributable to members	up	82.4%	to	1,163.6
Net profit for the period attributable to members	up	82.4%	to	1,163.6

Dividends	Amount per security		Franked amount per security at 30% tax
Interim dividend	19.5 cents		19.5 cents
Final dividend	22.5 cents		22.5 cents
Total dividend	42.0 cents		42.0 cents
Record date for determining entitlements to the dividend	20 October 2006

Income Statement
	2006 $m	2005(1) $m

Continuing operations
Revenue from sale of goods (excluding goods and services tax)	34,212.0	33,018.2
Other operating revenue (excluding finance income)	91.8	71.9
Cost of goods sold	(26,160.8)	(25,305.3)
Gross profit	8,143.0	7,784.8
Other income	134.4	68.3
Advertising expenses	(358.8)	(296.2)
Selling and occupancy expenses	(5,662.3)	(5,424.7)
Administrative expenses	(1,427.3)	(1,142.0)
Finance income	25.0	29.0
Finance costs	(123.9)	(84.2)
Share of profit of joint venture accounted for using the equity method	21.9	37.0
Profit before income tax expense	752.0	972.0
Income tax expense	(215.6)	(285.9)
Profit from continuing operations	536.4	686.1
Profit/(loss) from discontinued operations	627.2	(48.2)
Profit for the year(2)	1,163.6	637.9

Earnings per share for profit from continuing operations attributable to the ordinary equity holders of the Company
Basic earnings per share	43.0 cents	51.8 cents
Diluted earnings per share	42.6 cents	52.2 cents

Earnings per share for profit attributable to the ordinary equity holders of the Company
Basic earnings per share	93.4 cents	47.9 cents
Diluted earnings per share	92.4 cents	48.5 cents

(1) The Income Statement for the year ended 31 July 2005 has not been restated as permitted by AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement which were adopted from 1 August 2005.

(2) The profit for the year ended 30 July 2006 was $1,163.6 million. After adjusting for the gain on disposal of Myer of $583.7 million and strategic review initiative costs of $207.4 million, the net profit would have been $787.3 million.

The profit for the year ended 31 July 2005 was $637.9 million. After adjusting for the Kmart New Zealand onerous lease provision re-measurement benefit of $3.5 million and the Megamart divestment costs of $57.1 million, the net profit would have been $691.5 million.

Balance Sheet
	2006 $m	2005(1) $m

Current assets
Cash and cash equivalents	485.6	440.9
Trade and other receivables	390.8	557.1
Inventories	2,851.8	3,261.6
Derivative financial instruments	1.4
Assets classified as held for sale	151.7
Total current assets	3,881.3	4,259.6
Non current assets
Receivables	43.7	51.9
Investments	125.0	144.9
Derivative financial instruments	9.4
Property, plant and equipment	3,133.3	3,487.8
Investment properties	7.6	9.6
Deferred tax assets	484.5	449.0
Intangible assets	1,412.2	803.3
Retirement benefit asset	38.3	17.7
Total non current assets	5,254.0	4,964.2
Total assets	9,135.3	9,223.8
Current liabilities
Trade and other payables	3,080.3	3,018.8
Interest bearing liabilities	30.2	216.0
Derivative financial instruments	24.0
Tax liabilities	66.4	127.3
Provisions	761.9	600.8
Total current liabilities	3,962.8	3,962.9
Non current liabilities
Payables	23.0
Interest bearing liabilities	974.0	1,213.3
Derivative financial instruments	16.1
Deferred tax liabilities	77.6	103.0
Provisions	320.7	317.9
Other	163.1	211.6
Total non current liabilities	1,574.5	1,845.8
Total liabilities	5,537.3	5,808.7
Net assets	3,598.0	3,415.1
Equity
Contributed equity	2,144.2	2,068.6
Reserves	3.9	7.1
Retained profits	1,449.9	1,339.4
Total equity	3,598.0	3,415.1

(1) The Balance Sheet for the year ended 31 July 2005 has not been restated as permitted by AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement which were adopted from 1 August 2005.

Statement of Recognised Income and Expenses
	2006 $m	2005(1) $m

Foreign currency translation reserve
Exchange differences on translation of foreign operations	(7.3)	(0.5)

Cash flow hedging reserve
Net hedging losses recognised directly in equity	(11.5)
Net hedging gains transferred to financial liabilities	-
Net hedging losses gains transferred to inventory	(8.6)

Retained profits
Actuarial gain on defined benefit plan	17.4	2.7
	(10.0)	2.2
Income tax on equity items	0.8	(0.9)
Net (expenses)/income recognised directly in equity	(9.2)	1.3
Profit for the year	1,163.6	637.9
Total recognised income for the year	1,154.4	639.2

Effects of change in accounting policy - financial instruments:
Adjustment on adoption of AASB 132 and AASB 139, net of tax:
- Retained profits	(20.7)
- Reserves	6.0
	(14.7)

(1) The Statement of Recognised Income and Expenses for the year ended 31 July 2005 has not been restated as permitted by AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement which were adopted from 1 August 2005.

Cash Flow Statement
		Inflows/(outflows)
	Notes	2006 $m	2005 (1) $m
Cash flows from operating activities
Receipts from customers (inclusive of goods and services tax)		39,814.5	39,251.4
Payments to suppliers and employees (inclusive of goods and services tax)		(38,012.2)	(37,659.7)
Distributions received from joint venture partnership		10.2	10.1
Finance income received		23.6	28.9
Finance costs paid		(112.8)	(71.1)
Income tax paid		(422.7)	(402.5)
Net cash from operating activities	A	1,300.6	1,157.1
Cash flows from investing activities
Payments for property, plant and equipment and intangibles		(1,043.1)	(925.0)
Payments for purchase of businesses and controlled entities, net of cash acquired		(202.5)	(120.0)
Payments for purchase of other investments			(2.0)
Payment for purchase of joint venture		(0.9)	(1.3)
Proceeds on sale of property, plant and equipment		19.9	23.8
Proceeds on sale of businesses and controlled entities, net of transaction costs		1,309.9	3.9
Proceeds on sale of other investments		13.3
Net cash from investing activities		96.6	(1,020.6)
Cash flows from financing activities
Proceeds from contributions to equity		122.5	120.0
Payments for purchases of buy-back shares, net of transaction costs		(838.2)	(704.4)
Proceeds from borrowings		8,309.2	3,171.7
Repayments of borrowings		(8,496.9)	(2,691.6)
Dividends paid		(453.1)	(433.2)
Net cash from financing activities		(1,356.5)	(537.5)
Net increase/(decrease) in cash held		40.7	(401.0)
Cash at the start of the year		440.9	841.9
Cash at the end of the year	B	481.6	440.9
Non-cash financing and investing activities	C

(1) The Cash Flow Statement for the year ended 31 July 2005 has not been restated as permitted by AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement which were adopted from 1 August 2005.

Cash Flow Statement (continued)
Notes A. Reconciliation of net cash inflow from operating activities to profit for the year is as follows:
	CML Group
	2006 $m	2005 $m

Net cash from operating activities	1,300.6	1,157.1
Depreciation and amortisation	(524.1)	(521.2)
Non-cash employee share-based payments	(8.4)	(5.4)
Non-cash employee retirement benefits expense	3.2	5.7
Write-down of non current assets	(77.7)	(70.3)
Net loss on disposal of plant and equipment	(42.3)	(41.0)
Net profit on sale of freehold properties	2.0	3.6
Net profit on sale of businesses and controlled entities	571.0	0.3
Reversal of write-down of non current assets	48.1	3.6
Net gain on other financial liabilities at fair value through the Income Statement	21.9
Net gain on foreign currency derivatives not qualifying as hedges	9.4
Fair value adjustment relating to joint venture	11.4	28.8
Net loss on derivatives qualifying as hedges	(17.4)
Loss on fair value adjustment of investment properties		(5.8)
Changes in operating assets and liabilities
Increase in current receivables	24.4	36.2
Increase in inventories	120.9	128.5
Increase in future income tax benefits	115.5	66.5
Increase/(decrease) in other assets	10.5	(12.9)
(Increase)/decrease in trade creditors	(128.8)	46.9
(Increase) in other liabilities	(183.7)	(177.5)
Decrease in provision for taxation	60.9	40.0
(Increase) in provisions	(185.7)	(76.0)
Decrease in deferred income tax	31.9	30.8
Profit for the year	1,163.6	637.9
Cash Flow Statement (continued)

B. Reconciliation of cash

For the purposes of the Cash Flow Statement, cash includes cash on hand and at bank, highly liquid short-term deposits, net of bank overdraft. Cash at the end of the year as shown in the Cash Flow Statement is reconciled to the relevant Balance Sheet items as follows:

	2006 $m	2005 $m

Cash and cash equivalents	485.6	440.9
Bank overdraft	(4.0)	-
	481.6	440.9

C. Non-cash financing and investing activities

Investing

During 2006, the CML Group acquired Hedley Hotel Group Pty Ltd and Pharmacy Direct Pty Limited. In addition to the cash consideration of $202.5 million, consideration of $200.5 million was settled by way of new equity issued in CML.

Dividends

	2006 $m	2005 $m
Ordinary shares
Final dividend for the year ended 31 July 2005 of 17.0 cents (2004 15.0 cents) per fully paid ordinary share paid on 14 November 2005 (8 November 2004). Fully franked at 30% tax rate (2004 30%).	210.0	182.6

Interim dividend for the year ended 30 July 2006 of 19.5 cents (2005 16.25 cents) per fully paid ordinary share paid 15 May 2006 (9 May 2005). Fully franked at 30% tax rate (2005 30%).	243.1	199.9

Non-redeemable reset convertible preference shares (ReCAPS)
Dividend of $3.2589 per share paid 30 November 2004. Fully franked at 30% tax rate.		22.8

Dividend of $3.2411 per share paid 31 May 2005. Fully franked at 30% tax rate.		22.7

Final dividend of $0.7479 per share paid 12 July 2005 upon conversion of the ReCAPS into contributed equity. Fully franked at 30% tax rate.		5.2

Total dividends	453.1	433.2

Dividends not recognised at year end

In addition to the above dividends, since year end the directors have declared a final dividend of 22.5 cents per fully paid ordinary share, fully franked based on tax paid at 30%. The aggregate amount of the proposed ordinary dividend expected to be paid on 13 November 2006 out of retained profits at 30 July 2006, but not recognised as a liability at year end, is $267.7 million.

The final dividend declared after 30 July 2006 will be fully franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 29 July 2007.

Franking credits
Franking credits of $297.7 million (2005 $411.8 million), at 30%, are available for the CML Group, and will enable the payment of franked dividends for at least the next year.

Significant items
				2006 $m		2005 $m

Profit for the year includes the following items, whose disclosure is relevant in explaining the financial performance of the CML Group.

Disposal of Myer
Gain on sale of Myer, net of income tax benefit of $20.0 million				583.7

Strategic initiatives
Refer below for a detailed description of the costs associated with the strategic initiatives, net of income tax benefit of $88.0 million				(207.4)

Megamart divestment costs
Write-down of non current assets and inventory to recoverable amount, and provision
for surplus leased space, net of income tax benefit of $24.4 million						(57.1)
				376.3		(57.1)

Strategic initiatives
During the year ended 30 July 2006, a number of strategic initiatives were committed to resulting in significant write-downs and costs. These include:
  redundancy expenses of $158.1 million associated with the consolidation of support services, simplification of back office processes and closure of the Somersby and Hampton Park distribution centres;
  lease exit costs of $17.0 million associated with the closure of Somersby and Hampton Park distribution centres;
  write-down of brand names of $22.6 million as a result of the rebadging of Theo's liquor stores;
  asset write-downs of $35.7 million and costs of $22.8 million associated primarily with the rebadging of Bi-Lo stores to Coles, and other store rebadging as a result of changes to the format;
  accruals of $31.8 million associated with the changes to the existing loyalty program; and
  other costs of $7.4 million.

	Food, Liquor & Fuel	Kmart	Office- works	Target	Property & Unallocated	Total

Provision for redundancies	(100.3)	(3.5)		(11.8)	(42.5)	(158.1)[1]
Provision for surplus lease space	(17.0)					(17.0)
Write-down of brand names (intangible assets)	(22.6)					(22.6)
Asset write-downs	(29.6)	(2.5)	(1.6)		(2.0)	(35.7)
Provision for restructuring	(19.8)	(3.0)				(22.8)
Accruals - loyalty program	(25.1)	(3.8)	(0.1)	(2.8)		(31.8)
Other costs					(7.4)	(7.4) [2]
Total strategic initiatives (pre-tax)	(214.4)	(12.8)	(1.7)	(14.6)	(51.9)	(295.4)
1 Includes $23.3 million paid during the year ended 30 July 2006. 2 Includes $6.8 million paid during the year ended 30 July 2006.

Details of entities over which control has been gained or lost
1. Disposal of Myer
(a) Description

On 2 June 2006, CML Group disposed of its Myer business for $1,409.0 million. The disposal includes deferred consideration receivable of $19.5 million.

On 9 November 2005, CML Group announced the divestment of its nine Megamart stores. A pre-tax charge of $81.5 million was recorded in the year ended 31 July 2005 largely comprising the write-down of non current assets and inventory to recoverable amount and the recognition of a provision for surplus lease space. $NIL consideration was received in relation to the divestment.

Financial information relating to these discontinued operations for the period to the date of disposal or divestment is set out below. Divestment costs have been included in profit before income tax expense.

(b) Financial performance and cash flow information

The financial performance and cash flow information for Myer and Megamart are presented for the period to date of disposal or divestment, and for the year ended 31 July 2005.

	2006 $m	2005 $m

Revenue and other operating income	2,529.6	3,200.8
Expenses	(2,467.4)	(3,269.6)
Profit/(loss) before income tax (expense)/benefit	62.2	(68.8)

Income tax (expense)/benefit	(18.7)	20.6
Profit after income tax expense of discontinued operations	43.5	(48.2)
Gain on the sale of Myer before income tax benefit	563.7
Income tax benefit	20.0
Gain on sale of Myer after income tax expense	583.7
Profit from discontinued operations	627.2	(48.2)

Net cash inflow from operating activities	(51.5)	9.0
Net cash inflow from the investing activities (2006 includes an inflow of $1,298.9 million from the disposal of Myer)	1,218.2	32.4
Net cash inflow/(outflow) from financing activities	121.1	(41.8)
Net increase/(decrease) in cash generated by Myer and Megamart	1,287.8	(0.4)

(c) Carrying amount of assets and liabilities The carrying amounts of assets and liabilities for Myer as at 2 June 2006 and 31 July 2005 are:
	2006 $m	2005 $m

Cash and cash equivalents	2.9	27.4
Trade and other receivables	23.3	264.1
Inventories	560.9	525.7
Property, plant and equipment and intangible assets	485.7	401.1
Deferred tax assets	83.2	74.9
Total assets	1,156.0	1,293.2

Trade and other payables	(339.3)	(305.1)
Provisions	(74.1)	(74.6)
Other	(67.3)	(69.9)
Total liabilities	(480.7)	(449.6)
Net assets	675.3	843.6
Details of entities over which control has been gained or lost (continued)
(d) Details of the sale of Myer	2006 $m

Consideration received or receivable:
Cash	1,389.5
Deferred consideration receivable	19.5
Total disposal consideration	1,409.0

Carrying amount of net assets sold	(675.3)
Divestment costs associated with Myer disposal	(170.0)*
Gain on sale of Myer before income tax expense	563.7

Income tax benefit	20.0
Gain on sale of Myer after income tax expense	583.7

* Includes $90.6 million of divestment cost settled in cash.

(e) Other transactions related to the sale of Myer

As an outcome of the disposal of the Myer business and its related assets, the CML Group has issued options for the disposal of certain other freehold properties. On 31 August 2006 an option was exercised resulting in the disposal of Ocean Keys Shopping Centre for $78.0 million. On 31 August 2006 an option for the sale of Casey Central Shopping Centre for $51.0 million was also exercised. The CML Group has also agreed to dispose of its 50% interest in the CMS General Trust for an amount in excess of its carrying value.

In addition, the CML Group entered into a number of contingent lease liabilities relating to the sale of its Myer business, whereby the CML Group has guaranteed the performance of certain leases by Myer Ltd. The guarantees amount to approximately $170.0 million and primarily expire within a maximum of four years.

2. Acquisition of Hedley Hotel Group Pty Ltd

On 14 June 2006, Liquorland (Qld) Pty Ltd acquired 100% of the issued capital of Hedley Hotel Group Pty Ltd and Hedley Hotel Group No. 2 Pty Ltd for $320.5 million. Included in the total purchase consideration is: $156.2 million which has been settled by way of 13.7 million shares in Coles Myer Ltd issued at fair value at the date of acquisition of $11.44; and deferred consideration of $49.8 million also to be settled by way of shares measured at fair value at the date of acquisition of $11.44. The accounting for Hedley Hotel Group Pty Ltd and Hedley Hotel Group No. 2 Pty Ltd is provisional. Finalisation of the acquisition accounting is awaiting resolution of outstanding warranty issues and completion of valuation reports.

3. Acquisition of Sydney Drug Stores Pty Ltd ("Pharmacy Direct")

On 31 March 2006, now.com.au Pty Ltd acquired 100% of the issued capital of Sydney Drug Stores Pty Ltd for $56.2 million. Included in the total purchase consideration is: $44.3 million which has been settled by way of 4.2 million shares in Coles Myer Ltd issued at fair value at the date of acquisition of $10.58; and contingent consideration of $6.6 million also to be settled by way of shares, measured at fair value at the date of acquisition of $10.58. The contingent consideration is dependent on regulatory outcomes. The contingent amount has been recognised in full as deferred consideration on the basis that it is considered probable based on the existing regulatory environment, and the amount can be reliably measured. At the date of this preliminary financial report, owing largely to the unresolved contingency, the accounting for Sydney Drug Stores Pty Ltd is considered provisional.

Earnings per share
	2006	2005

(a) Basic earnings per share

Profit from continuing operations attributable to the ordinary equity holders of the Company	43.0 cents	51.8 cents
Profit from discontinued operations	50.4 cents	(3.9) cents
Profit attributable to the ordinary equity holders of the Company	93.4 cents	47.9 cents

The profit for the year ended 30 July 2006 was $1,163.6 million. After adjusting for the gain on disposal of Myer of $583.7 million and strategic review initiative costs of $207.4 million, the net profit would have been $787.3 million. Basic earnings per share would have been 63.2 cents.

The profit for the year ended 31 July 2005 was $637.9 million. After adjusting for the Kmart New Zealand onerous lease provision re-measurement benefit of $3.5 million and the Megamart divestment costs of $57.1 million, the net profit would have been $691.5 million. Basic earnings per share would have been 52.3 cents.

(b) Diluted earnings per share

Profit from continuing operations attributable to the ordinary equity holders of the Company	42.6 cents	52.2 cents
Profit from discontinued operations	49.8 cents	(3.7) cents
Profit attributable to the ordinary equity holders of the Company	92.4 cents	48.5 cents

(c) Weighted average number of shares ('000s) used as the denominator

Weighted average number of shares used as the denominator in calculating basic earnings per share	1,246,009	1,225,620
Options	12,633	13,155
Partly paid shares	64	86
Contingently issuable shares for acquisition of Sydney Drug Stores Pty Ltd	208
Preference shares		75,237
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	1,258,914	1,314,098

(d) Reconciliation of earnings used in calculating earnings per share ($'000s)

Basic earnings per share
Profit from continuing operations attributable to the ordinary equity holders of the Company	536,374	686,100
Dividends on ReCAPS		(50,700)
Profit from continuing operations attributable to the ordinary equity holders of the Company used in calculating basic earnings per share	536,374	635,400
Profit from discontinued operations	627,200	(48,200)
Profit attributable to the ordinary equity holders of the Company used in calculating basic earnings per share	1,163,574	587,200

Earnings per share (continued)
	2006	2005

(d) Reconciliation of earnings used in calculating earnings per share ($'000s) (continued)

Diluted earnings per share
Profit from continuing operations attributable to the ordinary equity holders of the Company used in calculating basic earnings per share	536,374	635,400
Dividends on ReCAPS		50,700
Profit from continuing operations attributable to the ordinary equity holders of the Company used in calculating diluted earnings per share	536,374	686,100
Profit from discontinued operations	627,200	(48,200)
Profit attributable to the ordinary equity holders of the Company used in calculating diluted earnings per share	1,163,574	637,900

Depreciation and amortisation (from continuing operations)

	2006	2005
	$m	$m
Depreciation
Freehold buildings	1.6	0.8
Leasehold improvements	47.7	42.6
Plant and equipment	394.6	384.9
	443.9	428.3

Amortisation
Co-branded operating rights	5.5	5.1
Computer software	37.9	28.9
Stamp duty	2.6	2.4
	46.0	36.4

Net finance costs (from continuing operations)

	2006	2005
	$m	$m
Finance income	25.0	29.0
Finance expense	(123.9)	(84.2)
Net finance costs	(98.9)	(55.2)

Retained profits
	2006 $m	2005 $m

Retained profits at the start of the year	1,339.4	1,506.2
Adjustment on adoption of AASB 132 and AASB 139, net of tax	(20.7)
Opening balance - restated	1,318.7	1,506.2
Total recognised income for the year	1,175.8	639.7
Profits returned to shareholders under the share buy-back*	(591.5)	(373.3)
Equity dividends	(453.1)	(433.2)
Retained profits at the end of the year	1,449.9	1,339.4
* Share buy-back

On 10 July 2006 (2005 27 May 2005) the Company purchased and cancelled 81,816,534 (2005 70,433,916) CML fully paid ordinary shares under an off-market buy-back. The shares were acquired at $10.23 (2005 $8.30) per share. The total cost of the off-market buy-back was $838.9 million (2005 $589.0 million), which included $1.9 million of transaction costs (2005 $4.4 million). At balance date $0.7 million of the total transaction costs of $1.9 million were unpaid.

As announced in the CML Share Buy-Back offer document on 23 May 2006 (2005 17 March 2005), all of the Buy-Back Price above $3.00 (2005 $3.00) per ordinary CML share acquired off-market has been treated for taxation purposes as a fully franked dividend. Accordingly, retained earnings have been reduced by $591.5 million (2005 $373.3 million) and contributed equity has been reduced by $247.4 million (2005 $215.7 million). In addition, the Company's dividend franking account has been reduced by $274.8 million (2005 $174.1 million) as a result of the off-market buy-back.

On 10 July 2006 the Company announced its intention to buy back CML fully paid ordinary shares up to the total value of $163.0 million on-market. At the date of reporting, no shares have been purchased under this program.

On 23 May 2005 the Company announced its intention to buy back up to 15 million CML fully paid ordinary shares on-market. Between 7 June 2005 and 25 July 2005 the Company purchased and cancelled 12,221,111 CML fully paid ordinary shares at prices between $9.18 and $9.63 per share. Contributed equity was reduced by the total cost of $115.4 million.

NTA backing
	2006 $	2005 $
Net tangible asset backing per ordinary security	1.84	2.11

Interests in joint ventures and other
	Investment		Ownership interest		Principal activity	Balance date
	2006 $m	2005 $m	2006%	2005%

Unit Trust CMS General Trust	125.0	112.6	50	50	Property ownership	30 June
Partnership FlyBuys Partnership		2.0	50	50	Loyalty program	31 December
Proprietary company Quids Technology Pty. Ltd.	-	-	50	50	Software development	30 June

Segment revenue
	2006 52 weeks $m	2005 53 weeks $m

Food, Liquor & Fuel	25,884.9	24,729.3
Kmart	4,001.1	4,023.9
Officeworks	1,231.1	1,237.8
Target	3,170.3	3,088.6
Property & Unallocated	16.4	10.5
Subtotal - continuing operations	34,303.8	33,090.1
Discontinued operations - Myer/Megamart	2,528.9	3,200.8
Total segment revenue	36,832.7	36,290.9
Finance income	25.0	29.0
Total revenue	36,857.7	36,319.9

Segment result
	2006 52 weeks $m	2005 53 weeks $m

Food, Liquor & Fuel	581.9	761.1
Kmart	63.2	89.0
Officeworks	73.2	68.4
Target	233.7	218.8
Property & Unallocated	(100.0)	(109.1)
Subtotal - continuing operations	852.0	1,028.2
Discontinued operations - Myer/Megamart	625.9	(68.8)
Subtotal	1,477.9	959.4
Net finance costs	(100.0)	(56.2)
Profit from ordinary activities before income tax	1,377.9	903.2
Income tax expense	(214.3)	(265.3)
Profit for the year	1,163.6	637.9
Reconciliation to the underlying result:
Profit for the year	1,163.6	637.9
Profit on sale of Myer	(583.7)
Strategic initiatives	207.4
Megamart divestment costs		57.1
Kmart NZ onerous lease provision writeback		(3.5)
Underlying net profit	787.3	691.5

Commentary on Segment Revenue and Result

The net profit after tax ("NPAT") for the year of $1,163.6 million is up $525.7 million or 82.4% from $637.9 million reported for 2005. The increase in diluted earnings per share from 48.5 cents per share in 2005 to 92.4 cents per share in 2006 reflects the increase in NPAT.

In 2006, NPAT, after adjusting for the after tax impact of the gain on the sale of Myer ($583.7 million) and the cost of strategic initiatives ($207.4 million) was $787.3 million ("Underlying Result"). This is an increase of $95.8 million or 13.9% on the 2005 Underlying Result.

In 2005, NPAT after adjusting for the after tax impact of the provision for the divestment of Megamart ($57.1 million) and benefits relating to the re-measurement of the Kmart NZ onerous lease provision ($3.5 million) was $691.5 million ("Underlying Result").

Food, Liquor & Fuel

($m)	2006	2005
Total Segment Revenue	25,884.9	24,729.3
Segment Result	581.9	761.1
Strategic initiatives	214.4
Restructuring costs	19.6	22.5
Underlying Result	815.9	783.6

Segment Revenue, excluding concessions and gaming machine income, comprises sales of $25,812.6 million in 2006 and $24,670.0 million in 2005, representing an increase of $1,142.6 million or 4.6%.

The Segment Result (net profit before interest and tax) has decreased by $179.2 million or 23.5% to $581.9 million. The decrease was predominantly due to the cost of strategic initiatives of $214.4 million. The Underlying Result after adjusting for segment restructuring costs and the cost of strategic initiatives was $815.9 million. This represents an increase of $32.3 million or 4.1% from the 2005 underlying result.

The Food, Liquor & Fuel segment includes results from Coles Express. The Coles Express business commenced operations during 2004 with sites acquired in tranches during 2004. After excluding the sales relating to Coles Express, segment sales increased from $19,176.2 million in 2005 to $19,625.5 million in 2006, an increase of $449.3 million or 2.3%.

Refer to the attached Press Release for further commentary on the results.

Kmart

($m)	2006	2005
Total Segment Revenue	4,001.1	4,023.9
Segment Result	63.2	89.0
Strategic initiatives	12.8
Kmart NZ onerous lease provision re-measurement		(3.5)
Underlying Result	76.0	85.5

Segment Revenue, comprises sales of $4,000.5 million in 2006 and $4,023.3 million in 2005. Sales have decreased by $22.8 million or 0.6%.

The Segment Result (net profit before interest and tax) has decreased by $25.8 million, or 28.9% to $63.2 million. The Underlying Result after adjusting for the cost of strategic initiatives was $76.0 million. This represents a decrease of $9.5 million or 11.1% from the 2005 underlying result.

Refer to the attached Press Release for further commentary on the results.

Officeworks
($m)	2006	2005
Total Segment Revenue	1,231.1	1,237.8
Segment Result	73.2	68.4
Strategic initiatives	1.7
Underlying Result	74.9	68.4

Segment Revenue, comprises sales of $1,228.8 million in 2006 and $1,236.3 million in 2005. Sales have decreased by $7.5 million or 0.6%.

The Segment Result (net profit before interest and tax) increased by $4.8 million or 7.0% to $73.2 million. The Underlying Result after adjusting for the cost of strategic initiatives was $74.9 million. This represents an increase of $6.5 million or 9.5% from the 2005 underlying result.

Refer to the attached Press Release for further commentary on the results.

Target

($m)	2006	2005
Total Segment Revenue	3,170.3	3,088.6
Segment Result	233.7	218.8
Strategic initiatives	14.6
Underlying Result	248.3	218.8

Segment Revenue comprises sales of $3,170.1 million in 2006 and $3,088.6 million in 2005. Sales have increased by $81.5 million or 2.6%.

The Segment Result (net profit before interest and tax) has increased by $14.9 million or 6.8% to $233.7 million. The Underlying Result after adjusting for the cost of strategic initiatives was $248.3 million. This represents an increase of $29.5 million or 13.5% from the 2005 underlying result.

Refer to the attached Press Release for further commentary on the results.

Property & Unallocated

($m)	2006	2005
Segment Result	(100.0)	(109.1)
Strategic initiatives	51.9
Supply chain strategy costs		43.2
Discontinuing operations		2.3
Underlying Result	(48.1)	(63.6)

The Segment loss (net loss before interest and tax) has decreased by $9.1 million or 8.3% to $100.0 million. The 2006 Segment loss after adjusting for the cost of strategic initiatives was $48.1 million. The 2005 Segment loss after adjusting for supply chain strategy costs and the reclassification of discontinued operations was $63.6 million.
Explanation of Transition to Australian Equivalents to IFRS
(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRS (AIFRS)

(a) At the date of transition to AIFRS: 26 July 2004	Notes	Previous AGAAP $m	Effect of transition to AIFRS $m	AIFRS $m
Current assets
Cash and cash equivalents		849.0		849.0
Trade and other receivables	4(h)	687.8	(127.2)	560.6
Inventories	4(h)	3,032.7	99.0	3,131.7
Total current assets		4,569.5	(28.2)	4,541.3
Non current assets
Receivables	4(b)	80.4	(29.7)	50.7
Investments		112.9		112.9
Property, plant and equipment	4(c),(e),(j)	3,318.2	(179.0)	3,139.2
Investment property	4(e)	77.5	(52.0)	25.5
Deferred tax assets	4(f)	302.7	79.8	382.5
Intangible assets	4(c)	576.1	74.7	650.8
Retirement benefit asset	4(i)		9.4	9.4
Total non current assets		4,467.8	(96.8)	4,371.0
Total assets		9,037.3	(125.0)	8,912.3
Current liabilities
Trade and other payables	4(h)	2,808.6	15.9	2,824.5
Interest bearing liabilities		261.5		261.5
Tax liabilities	4(b)	161.6	5.7	167.3
Provisions	4(i)	570.4	(9.4)	561.0
Total current liabilities		3,802.1	12.2	3,814.3
Non current liabilities
Interest bearing liabilities		713.4		713.4
Deferred tax liabilities	4(f)	108.4	17.9	126.3
Provisions		281.9		281.9
Other	4(g)	48.3	143.3	191.6
Total non current liabilities		1,152.0	161.2	1,313.2
Total liabilities		4,954.1	173.4	5,127.5
Net assets		4,083.2	(298.4)	3,784.8
Equity
Contributed equity - Ordinary shares & ReCAPS	4(b)	2,306.7	(18.0)	2,288.7
- Treasury stock	4(b)		(12.3)	(12.3)
Reserves	4(a),(b),(e)	430.2	(428.0)	2.2
Retained profits	4(n)	1,346.3	159.9	1,506.2
Total equity		4,083.2	(298.4)	3,784.8

Explanation of Transition to Australian Equivalents to IFRS (continued)
(b) At the end of the last full year reporting period under previous AGAAP: 31 July 2005
	Notes	Previous AGAAP $m	Effect of transition to AIFRS $m	AIFRS $m
Current assets
Cash and cash equivalents		440.9		440.9
Trade and other receivables	4(h)	698.5	(141.4)	557.1
Inventories	4(h)	3,155.0	106.6	3,261.6
Total current assets		4,294.4	(34.8)	4,259.6
Non current assets
Receivables	4(b)	67.9	(16.0)	51.9
Investments		144.9		144.9
Property, plant and equipment	4(c),(d),(e),(j)	3,711.6	(223.8)	3,487.8
Investment properties	4(e)	145.4	(135.8)	9.6
Deferred tax assets	4(f)	371.3	77.7	449.0
Intangible assets	4(c),(d)	610.9	192.4	803.3
Retirement benefit asset	4(i)		17.7	17.7
Total non current assets		5,052.0	(87.8)	4,964.2
Total assets		9,346.4	(122.6)	9,223.8
Current liabilities
Trade and other payables	4(h)	3,001.4	17.4	3,018.8
Interest bearing liabilities		216.0		216.0
Tax liabilities	4(b)	125.2	2.1	127.3
Provisions	4(i)	607.4	(6.6)	600.8
Total current liabilities		3,950.0	12.9	3,962.9
Non current liabilities
Interest bearing liabilities		1,213.3		1,213.3
Deferred tax liabilities	4(f)	79.1	23.9	103.0
Provisions		317.9		317.9
Other	4(g)	56.1	155.5	211.6
Total non current liabilities		1,666.4	179.4	1,845.8
Total liabilities		5,616.4	192.3	5,808.7
Net assets		3,730.0	(314.9)	3,415.1
Equity
Contributed equity - Ordinary shares & ReCAPS	4(b)	2,083.6	(15.0)	2,068.6
Reserves	4(a),(b),(e)	485.7	(478.6)	7.1
Retained profits	4(n)	1,160.7	178.7	1,339.4
Total equity		3,730.0	(314.9)	3,415.1

Explanation of Transition to Australian Equivalents to IFRS (continued)
(c) At transition date to AASB 132 and AASB 139: 1 August 2005
	Notes	Previous AGAAP $m	Effect of transition to AIFRS $m	AIFRS $m
Current assets
Cash and cash equivalents		440.9		440.9
Trade and other receivables		557.1		557.1
Derivative financial instruments	4(k)		9.4	9.4
Inventories		3,261.6		3,261.6
Total current assets		4,259.6	9.4	4,269.0
Non current assets
Receivables	4(k)	51.9	(4.1)	47.8
Investments	4(k)	144.9	(19.3)	125.6
Derivative financial instruments	4(k)		4.3	4.3
Property, plant and equipment		3,487.8		3,487.8
Investment properties		9.6		9.6
Deferred tax assets	4(f),(k)	449.0	0.7	449.7
Intangible assets		803.3		803.3
Retirement benefit asset		17.7		17.7
Total non current assets		4,964.2	(18.4)	4,945.8
Total assets		9,223.8	(9.0)	9,214.8
Current liabilities
Trade and other payables		3,018.8		3,018.8
Interest bearing liabilities	4(k)	216.0	2.2	218.2
Derivative financial instruments	4(k)		1.0	1.0
Tax liabilities		127.3		127.3
Provisions		600.8		600.8
Total current liabilities		3,962.9	3.2	3,966.1
Non current liabilities
Interest bearing liabilities	4(k)	1,213.3	(88.6)	1,124.7
Derivative financial instruments	4(k)		88.5	88.5
Deferred tax liabilities	4(f),(k)	103.0	2.6	105.6
Provisions		317.9		317.9
Other		211.6		211.6
Total non current liabilities		1,845.8	2.5	1,848.3
Total liabilities		5,808.7	5.7	5,814.4
Net assets		3,415.1	(14.7)	3,400.4
Equity
Contributed equity - Ordinary shares & ReCAPS		2,068.6		2,068.6
Reserves	4(k)	7.1	6.0	13.1
Retained profits	4(k),(n)	1,339.4	(20.7)	1,318.7
Total equity		3,415.1	(14.7)	3,400.4

Explanation of Transition to Australian Equivalents to IFRS (continued)
2. Reconciliation of profit under previous AGAAP to profit under Australian equivalents to IFRS (AIFRS)
(a) Reconciliation of profit for the year ended 31 July 2005
	Notes	Previous AGAAP $m	Effect of transition to AIFRS $m	AIFRS $m
Continuing operations
Revenue (excluding goods and services tax)	4(h),(m)	33,034.4	(16.2)	33,018.2
Other operating revenue (excluding finance income)	4(h),(m)	56.1	15.8	71.9
Cost of goods sold	4(h),(m)	(25,313.3)	8.0	(25,305.3)
Gross profit		7,777.2	7.6	7,784.8
Other income [1]	4(e),(h),(m)	216.6	(152.1)	64.5
Proceeds from sale of business and property, plant & equipment	4(h)	20.6	(16.8)	3.8
Net book value of businesses and property, plant & equipment	4(h)	(68.1)	68.1
Advertising expenses	4(h),(m)	(349.1)	52.9	(296.2)
Selling and occupancy expenses	4(d),(e),(g),(h), (j),(m)	(5,394.7)	(30.0)	(5,424.7)
Administrative expenses	4(b),(d),(e), (h),(i),(l),(m)	(1,203.5)	61.5	(1,142.0)
Finance income	4(b)	32.6	(3.6)	29.0
Finance costs	4(l),(m)	(74.0)	(10.2)	(84.2)
Share of profit of joint venture accounted for using the equity method	4(e)	8.2	28.8	37.0
Profit before income tax expense		965.8	6.2	972.0
Income tax expense	4(g),(h),(i),(j)	(284.9)	(1.0)	(285.9)
Profit from continuing operations		680.9	5.2	686.1
Profit from discontinued operations	4(m)	(56.4)	8.2	(48.2)
Profit for the year		624.5	13.4	637.9
1 Other income as reported under AGAAP included other income, finance income and share of profit of joint venture accounted for using the equity method.
3. Reconciliation of cash flow statement for the year ended 31 July 2005 The adoption of AIFRS has not resulted in any material adjustments to the cash flow statement.

4. Notes to the reconciliations

The following notes to the reconciliations describe the significant changes to the Company's accounting policies on adoption of AIFRS. These notes should be read in conjunction with the annual report for the year ended 31 July 2005, for a description of other accounting policies not affected by the adoption of AIFRS.

(a) AASB 1 "First time adoption of Australian Equivalents to International Financial Reporting Standards"

CML has taken advantage of a number of exemptions from AIFRS standards provided by AASB 1 to which reference is made under the analysis of each standard to which each exemption applies.

Under the transitional rules of AASB 1, an election has been made to reset the foreign currency translation reserve for the CML Group to $NIL on transition to AIFRS on 25 July 2004. This election has resulted in the transfer of $47.5 million from the foreign currency translation reserve to retained earnings.

Explanation of Transition to Australian Equivalents to IFRS (continued)

(b) AASB 2 "Share-based Payment"

On adoption of AASB 2, equity instruments issued to employees are recognised as an expense over the relevant vesting periods. Under the previous accounting policy an expense was not recognised for equity instruments issued.

The expense is determined with reference to the fair value of the equity instruments issued. Under an optional exemption provided by AASB 1 and adopted by CML, only those equity instruments granted after 7 November 2002 and vesting after 1 January 2005 are accounted for in this manner.

The Coles Myer Employee Share Plan Trust (the Trust) administers the Company's share based payment plans. Under AIFRS the Income Statement, Balance Sheet and Cash Flows of the Trust are consolidated into the CML Group, with appropriate elimination entries recorded.

Loans to employees made by the Trust for equity instruments are also accounted for under the optional exemption provided by AASB 1 and adopted by CML, which applies to loans made to employees for the purchase of equity instruments prior to 7 November 2002. These loans receivable by the Trust are derecognised and adjusted against contributed equity. As the loans are settled through application of dividends related to the equity instruments or through additional loan repayments, the contributed equity is treated as not issued until settled.

    Impact on the transition balance sheet - as at 25 July 2004

    On transition to AIFRS, a decrease of $2.2 million has been recognised in opening retained earnings to reflect the amortisation of the equity instruments issued to employees over the relevant vesting period, with a corresponding increase to an equity compensation reserve.

    Consolidation of the Trust resulted in the elimination of loans receivable by the CML Group from the Trust of $29.7 million, recognition of a tax liability of $5.7 million, a decrease in contributed equity for treasury shares in CML of $12.3 million and loans to employees of $21.6 million, off-set by the consolidation of retained earnings in the Trust of $1.5 million.

    Impact on the year ended 31 July 2005

An additional amount of $5.4 million remuneration expense, included in administrative expenses, was recognised with a corresponding increase to the equity compensation reserve.

Consolidation of the Trust resulted in the elimination of loans receivable by the CML Group from the Trust of $16.0 million, with corresponding recognition of: loans to employees of $18.4 million as a decrease in contributed equity; a tax liability of $2.1 million; and the results of the Trust of $3.6 million finance expense, $0.1 million of administrative income, and elimination of $3.7 million of inter-company dividends. The finance expense of $3.6 million was reclassified to finance income, to ensure appropriate elimination of inter-company balances on consolidation.

(c) AASB 138 "Intangible Assets"

Under the previous policy CML had recognised liquor licences on acquisition. Under AIFRS whilst liquor licences meet the definition of separable intangible assets, they are not reliably measurable separate from the acquired business or premises. Therefore on transition the balance has been transferred to goodwill under transitional provisions contained in AASB 1.

Under the previous policy CML had recognised computer software as property, plant & equipment. Under AASB 138 where computer software is not an integral part of the computer hardware it is required to be recognised as an intangible asset.

Explanation of Transition to Australian Equivalents to IFRS (continued)
(c) AASB 138 "Intangible Assets" (continued)

    Impact on the transition balance sheet - as at 25 July 2004

On transition to AIFRS, the balance of liquor licenses for the CML Group of $298.8 million has been transferred to goodwill. In addition, there was a reclassification of $74.7 million from property, plant and equipment to intangible assets in relation to computer software for the CML Group.

Impact on the year ended 31 July 2005 An additional reclassification for the CML Group of $77.6 million was made from property, plant and equipment to intangible assets.

(d) AASB 3 "Business Combinations"

CML has adopted the optional exemption provided by AASB 1 to not re-open acquisition accounting which occurred before the date of transition to AIFRS. As noted at item (c) above, liquor licenses acquired as part of a business combination are not recognised separately as an intangible asset. Accordingly, liquor licenses acquired after the transition to AIFRS have been recognised as goodwill or incorporated in property values where relevant.

Under the previous accounting policy goodwill was amortised over the period in which the benefits were expected to arise. Under AASB 3, goodwill is no longer amortised, but instead is subject to impairment testing at each reporting date.

    Impact on the transition balance sheet - as at 25 July 2004

On transition to AIFRS, a deferred tax liability of $16.5 million was recognised by the CML Group for gaming licenses and brand names, with opening retained earnings reduced accordingly.

  Impact on the year ended 31 July 2005

Amortisation expense, as reported in administrative expenses, for the CML Group decreased by $10.0 million, with a corresponding increase to the goodwill balance.

The CML Group acquired seven hotels and freehold properties. Under the previous policy liquor licenses were recognised as an intangible asset. Under AASB 138, $48.0 million of liquor licenses have not met the criteria for separate recognition as an intangible asset and has been recorded as goodwill.

The CML Group disposed of Queensland hotels including associated liquor licenses. Under AIFRS, profit on disposals, as reported in selling and occupancy expenses, increased by $1.2 million, owing to the fact that liquor licenses acquired as part of a business combination are no longer recognised separately as an intangible asset, with a corresponding increase to goodwill.

Gaming licenses valued at $22.2 million have been recognised separately as an intangible asset by the CML Group with a corresponding decrease to property, plant and equipment. A related deferred tax liability of $6.7 million has been recorded, resulting in a corresponding increase to goodwill.

Explanation of Transition to Australian Equivalents to IFRS (continued)

(e) AASB 116 "Property, Plant and Equipment" and AASB 140 "Investment Property"

Under CML's previous accounting policy freehold land and buildings and investment properties were measured at their fair value. Under AIFRS the Company has elected to measure freehold land and buildings at cost and investment properties at fair value.

Under CML's previous accounting policy fair value increments and decrements, to the extent that they offset a previous increment in the same class of assets, were recorded in the asset revaluation reserve. Under AIFRS, changes in the fair value of investment properties are recognised in the Income Statement on an asset by asset basis.

As a result, under AIFRS the asset revaluation reserve will no longer be utilised, and it has been transferred to retained earnings.

Under CML's previous accounting policy proceeds on sale of non current assets are to be included as revenue. Under AIFRS, the net profit/(loss) on sale will be disclosed in the Income Statement.

Under AASB 140, a property should be classified as an investment property only where an insignificant portion of a property is held for the Company's own use.

Under AASB 5, where it is highly probable that assets will be sold within twelve months, those assets should be classified as current assets.

    Impact on the transition balance sheet - as at 25 July 2004

CML has elected to restate certain freehold properties to their depreciated historical cost on transition. As a result for the CML Group, freehold property has reduced by $31.1 million, investment property has reduced by $3.8 million, with a corresponding reduction in the asset revaluation reserve by $34.9 million. Other freehold properties have been recorded at their existing AGAAP fair values as deemed cost on transition under an optional election provided by AASB 1.

On transition, the remaining asset revaluation reserve for the CML Group of $442.8 million, after reduction for reversal of revaluations to property, plant and equipment separately detailed, has been transferred to retained earnings.

As a result of the change in definition of an investment property, on transition the CML Group reclassified $48.2 million from investment property to freehold property.

On transition, the CML Group increased deferred tax liabilities and reduced opening retained earnings by $5.4 million in relation to tax base differences on buildings.

  Impact on the year ended 31 July 2005

The CML Group recorded $83.8 million of property acquisitions as investment property under the previous policy during the year ended 31 July 2005. Under AASB 140, these properties have been reclassified as freehold property.

An increase of $28.8 million was recognised in CML's share of net profit from the CMS General Trust, with a corresponding decrease recognised in the asset revaluation reserve. Other revaluation amounts recorded for AGAAP in the asset revaluation reserve were also adjusted to the Income Statement and resulted in an increase to administrative expenses of $12.7 million and $1.4 million for decrements in the value of freehold property and investment property respectively. Reported other income increased by $0.2m as a result of increments in the value of investment property reclassified from the asset revaluation reserve.

Explanation of Transition to Australian Equivalents to IFRS (continued)
(e) AASB 116 "Property, Plant and Equipment" and AASB 140 "Investment Property"
    Impact on the year ended 31 July 2005 (continued)

As a result of elections made to restate certain freehold properties to their depreciated historical cost, freehold property has reduced by $41.2 million for increments recognised during the year ended 31 July 2005, with a corresponding reduction in the asset revaluation reserve by $41.2 million.

As a result of the reclassification from investment to freehold property, depreciation expense reported in selling and occupancy expenses, increased by $0.8 million and loss on disposal of freehold property, reported in administrative expenses, decreased by $0.9 million due to the lower carrying value under AIFRS. Property, plant and equipment increased by $0.1 million in total.

(f) AASB 112 "Income Taxes"

Under the previous accounting policy deferred tax balances were determined using the Income Statement method. Items were only tax-effected if they were included in the determination of pre-tax accounting profit or loss and/or taxable income or loss and current and deferred taxes could not be recognised directly in equity.

Under AASB 112, deferred tax balances are determined using the balance sheet method, which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the Balance Sheet and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

The CML Group has recorded additional deferred income tax liabilities in relation to tax base differences on buildings, gaming licenses and brand names. These were not required under the Income Statement approach. Refer (d)(i) and (e)(i).

The net effect on deferred tax assets is summarised below:

Notes

31 July

2005

$m

25 July

2004

$m

Leases

(g)

46.6

43.0

Revenue

(h)

3.4

3.2

Employee benefits

(i)

(3.6)

(2.8)

Impairment of assets

(j)

32.7

36.4

Other reclassifications

(1.4)

-

Increase in deferred tax assets

77.7

79.8

Financial instruments*

(k)

0.7

The net effect on the deferred tax liabilities is summarised below:

Notes

31 July

2005

$m

25 July

2004

$m

Business combinations

(d)

23.2

16.5

Property

(e)

5.4

5.4

Revenue

(h)

(8.6)

(6.8)

Employee benefits

(i)

3.6

2.8

Other reclassifications

0.3

Increase in deferred tax liability

23.9

17.9

Financial instruments*

(k)

2.6

* On adoption of AASB 132 and AASB 139 on 1 August 2005 a deferred tax liability of $2.6 million and a deferred tax asset of $0.7 million were recognised.

Explanation of Transition to Australian Equivalents to IFRS (continued)

(g) AASB 117 "Leases"

Under the previous accounting policy lease payments on operating leases were expensed as they were incurred. Under AASB 117, where leases include fixed rental increases the lease payments must be expensed on a straight-line basis over the lease term. Under the current interpretation, factors such as the time value of money, anticipated inflation, or expected future revenues cannot be used to allocate scheduled rent increases. In the early years of the lease, rental expense will be greater than rental payments, which will result in the accumulation of a liability that will be released to income in the later years of the lease, when rental expense is required to be less than rental payments

Under the previous accounting policy lease incentives received from landlords at the inception of leases were deferred and amortised over the period of the lease, up to the first market rent review. Under AASB 117 lease incentives are amortised over the lease term. This has resulted in incentives being amortised over a longer period.

(i) Impact on the transition balance sheet - as at 25 July 2004

As a result of the change in accounting treatment for fixed rental increases, on transition to AIFRS the CML Group recognised a liability of $112.0 million, a deferred tax asset of $33.6 million, and opening retained earnings decreased by $78.4 million.

As a result of the change in accounting treatment for lease inducements, on transition to AIFRS deferred income increased by $31.3 million, deferred tax assets increased by $9.4 million, and opening retained earnings decreased by $21.9 million.

(ii) Impact on the year ended 31 July 2005

The liability for fixed rental increments was increased by $12.9 million to $121.1 million, resulting in an increase to rental expense, as included in selling and occupancy expenses, of $12.9 million and a tax benefit of $3.9 million, with recognition of a related deferred tax asset of $3.9 million.

As a result of the change in accounting treatment for lease inducements, the AIFRS adjustment for deferred income recognised at 25 July 2004 was decreased by $0.7 million, resulting in a benefit to rental expense, as reported in selling and occupancy expense, of $0.7 million and a tax expense of $0.3 million, with a decrease to the related deferred tax asset of $0.3 million.

(h) AASB 118 "Revenue"

Under the previous accounting policy, non-merchandise allowances and rebates are recorded as revenue. Under AIFRS these items have been offset against the related expense.

Under the previous accounting policy revenue for rental income was recognised as non-operating revenue, under AIFRS rental income is considered operating revenue.

Under the previous accounting policy, proceeds less the net written-down value of assets disposed were recognised as other income, regardless of whether this resulted in a net gain or loss, under AIFRS only net gains by classification can be recognised in other income.

Under the previous accounting policy "lay-by" transactions were recognised at the point of sale. Under AASB 118, lay by transactions are recognised at a later date when the customer satisfies all payment obligations and takes possession of the merchandise.

Under the previous accounting policy, sales were recognised net of sales returns, however, at the reporting date a provision for sales returns was not recorded. Under AASB 118, a provision for sales returns must be recognised.

Explanation of Transition to Australian Equivalents to IFRS (continued)
(h) AASB 118 "Revenue" (continued)
    Impact on the transition Balance Sheet - as at 25 July 2004

On transition to AIFRS, all outstanding lay-by transactions have been derecognised. Receivables decreased by $127.2 million, inventory increased by $99.0 million, accrued liabilities increased by $5.1 million, and deferred tax liabilities decreased by $6.8 million. The net impact of this was to reduce opening retained earnings by $26.5 million.

On transition to AIFRS, the CML Group recognised a provision for sales returns of $10.8 million, a deferred tax asset of $3.2 million, and a reduction to opening retained earnings of $7.6 million.

  Impact on the year ended 31 July 2005

De-recognition of lay-by transactions resulted in a further decrease to receivables of $14.2 million, and deferred tax liabilities of $1.8 million, while inventory and accrued liabilities increased by a further $7.6 million and $0.8 million respectively. The impact of this was to reduce sales by $15.9 million, cost of goods sold by $8.6 million and tax expense by $1.8 million.

As a result of the recognition of an additional sales provision in accrued liabilities of $0.7 million, deferred tax assets increased by $0.2 million. The impact of this was to decrease sales by $1.5 million and cost of goods sold by $0.8 million, with a related income tax benefit of $0.2 million.

In addition, to reclassify the non-merchandise allowances and rebates from revenue to off-set the related expenses it was necessary to decrease other income by $164.4 million, with corresponding decreases in advertising expenses of $66.8 million, selling and occupancy expenses of $27.7 million and administration expenses of $69.9 million.

Lease rental income of $27.2 million was reclassified from other income to other operating revenue. Other commissions of $1.4 million previously reported as other operating revenue were reclassified to other income.

Under previous GAAP, $50.4 million of proceeds, adjusted for the net written-down value of assets disposed, were recognised as other income. Under AIFRS, the net loss of $51.3 million has been transferred to selling and occupancy of $49.3 million, and administrative expenses of $2.0 million.

(i) AASB 119 "Employee Benefits"

Under the previous accounting policy an asset or liability was not recognised for the actuarially determined surplus or deficit of the defined benefit superannuation plan.

Under AASB 119 net surpluses or deficits that arise within the defined benefit superannuation plan must be recognised as an asset or liability in the Balance Sheet.

Under AASB 119, CML has elected to recognise actuarial gains and losses directly in retained earnings. Other components of superannuation costs have been recognised in the Income Statement.

Under the previous accounting policy, liabilities for annual leave entitlements were accrued at nominal amounts and were not discounted. Under AASB 119, leave entitlements are discounted.

Explanation of Transition to Australian Equivalents to IFRS (continued)
    Impact on the transition balance sheet - as at 25 July 2004

An actuarial valuation of the defined benefit superannuation plan has been performed in accordance with AASB 119. On transition to AIFRS, the CML Group recognised a defined benefit superannuation asset of $9.4 million, a deferred tax liability of $2.8 million, and opening retained earnings increased by $6.6 million.

As a result of the change in accounting treatment for annual leave entitlements, the provision for employee entitlements decreased by $9.4 million, deferred tax assets decreased by $2.8 million, and opening retained earnings increased by $6.6 million.

  Impact on the year ended 31 July 2005

The defined benefit superannuation asset increased by a further $8.3 million to $17.7 million, resulting in a reduction in defined benefit expense, as included in administrative expenses, of $5.7 million, an increase to retained earnings of $1.8 million (net of tax of $0.8 million), recognition of an income tax expense of $1.7 million with a corresponding increase to deferred tax liability of $0.8 million and reduction in deferred tax asset of $1.7 million.

As a result of the change in accounting treatment for annual leave entitlements, the AIFRS adjustment to provision for employee entitlements recognised at 25 July 2004 of $9.4 million was decreased by $2.8 million, with a corresponding increase in annual leave expense, as included in administrative expenses. The related deferred tax asset increased by $0.9 million, resulting in a tax benefit of $0.9 million.

(j) AASB 136 "Impairment of Assets"

Under the previous accounting policy, the cash generating unit (CGU), which determines the level at which asset impairment is assessed, was the brand. In addition, an assessment is made of the carrying value of clearly redundant assets using discounted cash flows. The CML Group's interpretation of AASB 136 is that the CGU, and the level at which impairment is assessed on store assets, is an individual store. Therefore, impairment is assessed by comparing the carrying value of store assets to their recoverable amount. Intangible assets, including goodwill, which are not subject to amortisation are tested for impairment annually based on a grouping of CGUs.

    Impact on the transition balance sheet - as at 25 July 2004

On transition to AIFRS the carrying value of plant and equipment decreased by $121.4 million, deferred tax assets increased by $36.4 million, and opening retained earnings decreased by $85.0 million.

  Impact on the year ended 31 July 2005

At 31 July 2005 the adjustment for AIFRS to the carrying value of plant and equipment reversed by $12.3 million, resulting in a net reduction in selling and occupancy expenses of $8.6 million, net of a tax expense of $3.7 million. Accordingly deferred tax assets decreased by $3.7 million.

(k) AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement"

CML has adopted the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 August 2005. This allows CML to apply previous AGAAP principles to comparative information of financial instruments within the scope of these standards.

Explanation of Transition to Australian Equivalents to IFRS (continued)

(k) AASB 132 "Financial Instruments: Disclosure and Presentation" and AASB 139 "Financial Instruments: Recognition and Measurement" (continued)

From 1 August 2005 CML will comply with AASB 132 and AASB 139. Under AASB 139 derivative financial instruments will be recorded on the balance sheet and measured at fair value. In the case of cash flow hedges, where hedge effectiveness tests are met, changes in fair value will be recognised directly in equity and recycled through the Income Statement when the underlying hedged item is recorded in the Income Statement. Ineffectiveness outside the prescribed range precludes the use of hedge accounting, in which case the fair value changes are recognised directly in the Income Statement. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Income Statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the Income Statement.

Under CML's previous accounting policy, borrowing costs were recorded in non current assets and amortised on a straight line basis in the Income Statement. Under AIFRS, interest bearing liabilities are recorded net of related borrowing costs. These borrowing costs are amortised in the Income Statement using the effective interest rate methodology.

CML had on issue 7,000,000 ReCAPS that were treated as equity. On 12 July 2005 the ReCAPS were converted to ordinary shares. Under AASB 132 the ReCAPS would have been reclassified as debt, and dividends paid would have been recorded as interest expense. AASB 132 and AASB 139 were not applicable until 1 August 2005, and accordingly, there was no impact on the treatment of the ReCAPS.

(i) Impact on the transition balance sheet - as at 1 August 2005

On transition to AIFRS, the CML Group recognised a current derivative financial asset of $8.6 million, a deferred income tax liability of $2.6 million, and a cash flow hedge reserve of $6.0 million.

In addition to appropriately record the CML Group's hedging activity, the CML Group recognised current and non current derivative financial assets of $0.8 million and $4.3 million respectively, current and non current derivative financial liabilities of $1.0 million and $1.8 million respectively, an increase to current and non current interest bearing liabilities of $2.2 million, a deferred tax asset of $0.7 million, and retained earnings was reduced by $1.4 million. The net fair value adjustments of $86.7 million on currency swap hedges of foreign currency borrowings were reclassified from non current interest bearing liabilities to non current derivative financial liabilities.

Unamortised borrowing costs of $4.1 million were reclassified from non current receivables to non current interest bearing liabilities.

Under the previous accounting policy the investment in Agentrics (formerly GNX) was valued at historical cost, with its value being assessed based on the cost savings to the business. Under AIFRS the investment is carried at fair value, which is determined based on expected future cash flows from dividends and the final sale of the shares. No such cash flows are anticipated. Accordingly, the investment of $19.3 million was written-off against retained earnings on 1 August 2005.

(l) AASB 137 "Provisions, Contingent Liabilities and Contingent Assets"

Under the current accounting policy long-term provisions are calculated annually and the movement is taken to the respective related expense. Under AASB 137, where discounting is used, the carrying amount of a provision increases each period to reflect the passage of time. This increase is recognised as a finance cost.

(i) Impact on the year ended 31 July 2005

For the year ended 31 July 2005 an expense of $11.3 million was classified as finance costs rather than as an administrative expense.

Annual Meeting

The annual meeting will be held as follows:
Place:	Tumbalong Room
Sydney Convention and Exhibition Centre
Darling Drive
Darling Harbour, NSW, 2000
Date:	20 November 2006
Time:	11.00 am
Approximate date Annual Report will be available:	20 October 2006

Compliance Statement

  This report has been prepared under accounting policies which comply with the Corporations Act 2001, Australian Accounting Standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.
  This report and the financial statements prepared under the Corporations Act 2001, use the same accounting policies.
  This report gives a true and fair view of the matters disclosed.
  This report is based on financial statements which have been audited. The audit report, which was unqualified, will be made available with the Company's annual report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date September 22, 2006